Exhibit 4.30

SHARE OPTION PLAN

OPTION COMMITMENT
(Employee)

Notice is hereby given that, effective this 8th day of July, 2004 (the “Effective Date”) Consolidated Envirowaste Industries Inc. (the “Company”) has granted to Steven Lubbers (the “Service Provider”), an Option to acquire 60,000 Common Shares (“Optioned’ Shares”) up to 5:00 p.m. Vancouver Time on the 7th day of July, 2009 (the “Expiry Date”) at a Exercise Price of Cdn$0.44 per share.

At the date of grant of the Option, the Company is classified as a Tier 1 company under TSX Venture Policies.

Optioned Shares will vest and may be exercised as to 20,000 Optioned Shares on each of December 31, 2004, December 31, 2005 and December 31, 2006, provided, in each case, that the Service Provider is employed by the Company’s indirect subsidiary, Consolidated Resource Recovery, Inc. on the vesting date.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s Share Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide employee of the Company’s indirect subsidiary, Consolidated Resource Recovery, Inc., entitled to receive Options under TSX Venture Exchange Policies.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

“Douglas R. Halward”

Authorized Signatory